SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: August 8, 2008
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the Media Release that appears immediately following this page.

UBS AG
Media Relations Tel. + 41-44-234 85 00

www.ubs.com

8 August 2008
Media release
UBS announces comprehensive settlement, in principle, for all clients holding auction rate securities at the estimated cost of USD 900 million
New York/Zurich/Basel, 8 August 2008 — UBS announced today a settlement, in principle, with the New York Attorney General (NYAG), the Massachusetts Securities Division, the Securities and Exchange Commission (SEC) and other state regulatory agencies represented by North American Securities Administrators Association (NASAA) to restore liquidity to all remaining clients’ holdings of auction rate securities (ARS).
Under the agreement in principle, UBS has committed to purchase a total of USD 8.3 billion of ARS, at par, from most private clients during a two-year time period beginning January 1, 2009. Private clients and charities holding less than USD 1 million in household assets at UBS will be able to avail themselves of this relief beginning Oct. 31, 2008. From mid-September, UBS will provide loans at no cost to the client for the par value of their ARS holdings.
In addition, UBS has also committed to provide liquidity solutions to institutional investors and will agree from June 2010 to purchase all or any of the remaining USD 10.3.billion, at par, from its institutional clients. Today’s news is in addition to the firm’s recently announced intention to repurchase USD 3.5 billion of tax-exempt Auction Preferred Stock.
“Today’s solution provides further relief, beginning in September, to investors who have been understandably frustrated by the industry-wide failure of the ARS market. Our leading position in supporting the market and providing liquidity is clear, and now, we are the first firm to give all clients — private, corporate and institutional the opportunity to be made whole,” said Marten Hoekstra, Head of UBS Wealth Management Americas.
“Since the breakdown in the market, UBS clients have been offered multiple liquidity options. They have been able to borrow 100 percent against the value of their holdings. The solutions announced today provide our clients with the widest range of choices in the industry, including a two-year window during which clients can either continue to earn interest or redeem their ARS at any time,” Hoekstra added.
The firm has also agreed to pay a fine of USD 150 million — USD 75 million to the state of New York and USD 75 million to other state regulatory agencies. UBS neither admits nor denies allegations of wrongdoing.

Media Relations 8 August 2008 Page 2 of 2
The full cost of the proposed settlement, taking into account the projected redemption patterns of clients, the difference between the purchase prices and the current market value of client ARS holdings, and the regulatory fine related to the settlements, is estimated to be in the range of USD 900 million on a pre-tax basis, to be booked in the second quarter results. This includes reimbursements to all clients for losses incurred from sales of ARS holdings between Feb. 13 and Aug. 8, 2008.
A provision for the costs of this settlement will be included in the firm’s second quarter financial results, which will be announced on Aug. 12, 2008.
Results, including this settlement, for UBS AG for the second quarter will be consistent with guidance given by the firm on July 4, 2008.
UBS
UBS is one of the world’s leading financial firms, serving a discerning international client base. Its business, global in scale, is focused on growth. As an integrated firm, UBS creates added value for clients by drawing on the combined resources and expertise of all its businesses.
UBS is the leading global wealth manager, a leading global investment banking and securities firm, and one of the largest global asset managers. In Switzerland, UBS is the market leader in retail and commercial banking.
UBS is present in all major financial centers worldwide. It has offices in 50 countries, with about 38% of its employees working in the Americas, 33% in Switzerland, 16% in the rest of Europe and 13% in Asia Pacific. UBS employs more than 80,000 people around the world. Its shares are listed on the Swiss Stock Exchange (SWX), the New York Stock Exchange (NYSE) and the Tokyo Stock Exchange (TSE).

INCORPORATION BY REFERENCE
     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 333-52832; 333-52832-01 to –03; 333-46216; 333-46216-01 and –02; 333-46930; 333-64844; 333-62448; and 333-62448-01 to –04; 333-132747; 333-132747-01 to -10; and 333-150143) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; and 333-127184) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
	Title:	Managing Director

By:	/s/ Niall O’Toole
	Name:	Niall O’Toole
	Title:	Executive Director

Date: August 8, 2008